Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2017 and 2016

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2017 and 2016

Brookwood Securities Partners, LLC

Contents



BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the Sole Member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

Opinion on Statement of Financial Condition

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, LLC (the "Company") as of December 31, 2017 and 2016. In our opinion, the statements of financial condition presents fairly, in all material respects, the financial position of the Brookwood Securities Partners, LLC at December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brookwood Securities Partners, LLC's management. Our responsibility is to express an opinion on the Brookwood Securities Partners, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of financial condition. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Brookwood Securities Partners, LLC's auditor since 2001.

February 27, 2018

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,		2017		2016
Assets				
Cash and Cash Equivalents	$	918,236	$	390,142
Due from Affiliates		-		42,065
Prepaid Expenses and Other Assets		43,789		28,937
Total Assets	$	962,025	$	461,144
Liabilities and Member's Equity				
Commissions Payable	$	345,201	$	115,552
Due to Affiliates		5,708		1,864
Accrued Bonus		52,750		40,000
Accounts Payable and Accrued Expenses		121,998		76,550
Total Liabilities		525,657		233,966
Member's Equity		436,368		227,178
Total Liabilities and Member's Equity	$	962,025	$	461,144

See accompanying notes to statements of financial condition.

4

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs") in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the Financial Industry Regulatory Authority, Inc. The Programs are managed by affiliates of the Company.

In December 2010, the limited partnership was converted to a limited liability company. Brookwood Financial Partners, LLC, the former sole limited partner and 99% interest holder in the partnership structure, became the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, money market funds and short term cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions. The cash balance was $585,723 in excess of FDIC insurance limits on December 31, 2017.

Income Taxes

The Company is not required to file Federal or state income tax returns due to it being a single member limited liability company. The Company's income, gains, losses, deductions and credits are included on Brookwood Financial Partners, LLC's tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Brookwood Financial Partners, LLC, as a limited liability company, is not subject to Federal or state income taxes as its members are required to report on their Federal and state income tax returns their share of Brookwood Financial Partners, LLC's income, gains, losses, deductions and credits.

New Accounting Standards Not Yet Adopted

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, *Classification of Certain Cash Receipts and Cash Payments*, to clarify whether certain items should be categorized as operating, investing or financing in the statement of cash flows. The amendments in the ASU provide guidance on eight issues. The new standard is effective for the Company's fiscal year ending December 31, 2018. Early adoption is permitted. The Company is currently evaluating the potential impact of this new guidance on its financial statements and related disclosures.

Restricted Cash

In November 2016, the FASB issued ASU 2016-18, *Restricted Cash*, to address the diversity that exists in the classification and presentation of changes in restricted cash and transfer between cash and restricted cash on the statement of cash flows. The amendment applies to all entities that report restricted cash or restricted equivalents and present a statement of cash flows. The new standard is effective for the Company's fiscal year ending December 31, 2018. Early adoption is permitted. The Company is currently evaluating the potential impact of this new guidance on its financial statements and related disclosures.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital ratio shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2017, the Company had $392,579 of net capital, which was $357,535 in excess of required net capital. At December 31, 2016, the Company had $192,116 of net capital, which was $176,518 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 1.34 to 1 as of December 31, 2017 and 1.22 to 1 as of December 31, 2016. The Company is exempt under provision (k)(2)(i) of the Securities Exchange Act of 1934 Rule 15c3-3 from the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	2017	2016
Member's equity qualified for net capital	$ 436,368	$ 227,178
Less non-allowable assets	43,789	35,062
Net capital under SEC Rule 15c3-1	$ 392,579	$ 192,116

4. Transactions with Affiliates

The Company has entered into an expense agreement with its member, Brookwood Financial Partners, LLC, to provide office space and support functions to the Company at no cost. Under the terms of the agreement, any expenses directly relating to the Company's brokerage activities are paid by the Company. As of December 31, 2017 and 2016, $2,654 and $1,864 of shipping charges, respectively, were reimbursable to Brookwood Financial Partners, LLC for expenses relating to the Company's brokerage activities.

The Company acts as placement agent for Programs sponsored by its sole member, Brookwood Financial Partners, LLC. During 2017 and 2016, the Company recognized commission income of $1,413,820 and $1,018,640, respectively from these Programs. As of December 31, 2017 and 2016, there was $0 and $35,940, respectively, due from one of these Program affiliates which is included in due from affiliates on the statement of financial condition. The Company earned fee income of $610,916 in 2017 and $374,825 in 2016 by acting as placement agent for affiliates raising funds from institutional clients. As of December 31, 2017 and 2016 there was $0 fee income due and $6,125, due respectively, which is included in due from affiliates. All of this outstanding receivable is due from Brookwood Financial Partners LLC.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Fair Value

The Company follows the provisions of ASC Topic 820, *Fair Value Measurement*, which defines fair value and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs, requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Company would use in pricing its assets and liabilities based on independently derived and observable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those held by the Company. The Company estimates the price of any assets for which there are only unobservable inputs by using assumptions that market participants, having investments in the same or similar assets, would use for such assets based on best information available in the circumstances. Pursuant to ASC Topic 820, the input hierarchy is broken down into three levels based on the degree to which the input is observable as follows:

Level 1 - Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any judgment. Examples include equity that is actively traded on a major exchange and mutual funds.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date. Most debt

securities, preferred stocks, certain equity securities, short-term investments and derivatives are model priced using observable inputs and are classified with Level 2.

Level 3 - Valuation based on inputs that are unobservable and reflect management's best estimate of what market participants would use as fair value. Examples include investments in limited partnerships, limited liability investment companies and private equity investments.

The following tables show, by level within the fair value hierarchy, the Company's financial assets that are reported at fair value on a recurring basis as of December 31, 2017 and 2016. The financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the asset or liability's placement within the fair value hierarchy levels.

Fair Value at December 31, 2017	Level 1
Money market	$ 82,513

Fair Value at December 31, 2016	Level 1
Money market	$ 82,497

7. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2017 through the date the financial statements were issued.

On January 31, 2018, Brookwood Financial Partners, LLC, the Company's sole member contributed $100,000 to the Company.